Exhibit 99.1

Ellomay Capital Reports Results for the Three Months Ended March 31, 2024

Tel-Aviv, Israel, June 30, 2024 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the USA, today reported its unaudited financial results for the three month period ended March 31, 2024.

Financial Highlights

●	Total assets as of March 31, 2024 amounted to approximately €666.8 million, compared to total assets as of December 31, 2023 of approximately €612.9 million.

●	Revenues[1] for the three months ended March 31, 2024 were approximately €8.2 million, compared to revenues of approximately €11.7 million for the three months ended March 31, 2023.

●	Loss from continuing operations for the three months ended March 31, 2024 was approximately €4.6 million, compared to net profit from continuing operations of approximately €3 million for the three months ended March 31, 2023. Loss for the three months ended March 31, 2024 was approximately €4.9 million, compared to net profit of approximately €3.3 million for the three months ended March 31, 2023.

●	EBITDA for the three months ended March 31, 2024 was approximately €1.6 million, compared to EBITDA of approximately €4.2 million for the three months ended March 31, 2023. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

●	On December 31, 2023, the Company executed an agreement to sell its holdings in the 9 MW solar plant located in Talmei Yosef. The sale was consummated following the balance sheet date, on June 3, 2024, and the net consideration received at closing was approximately NIS 42.6 million (approximately €10.6 million). In connection with the expected sale, the Company presents the results of this solar plant as a discontinued operation and the results for the three months ended March 31, 2023 were adjusted accordingly.

Financial Overview for the Three Months Ended March 31, 2024

●	Revenues were approximately €8.2 million for the three months ended March 31, 2024, compared to approximately €11.7 million for the three months ended March 31, 2023. The decrease in revenues mainly results from the decrease in electricity prices in Spain.

●	Operating expenses were approximately €4.6 million for the three months ended March 31, 2024, compared to approximately €6.4 million for the three months ended March 31, 2023. The decrease in operating expenses mainly results from a decrease in direct taxes on turnover paid by the Company’s Spanish subsidiaries as a result of reduced electricity prices. The operating expenses of the Company’s Spanish subsidiaries for the three months ended March 31, 2023 were impacted by the Spanish RDL 17/2022, which established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. Depreciation and amortization expenses were approximately €4.1 million for the three months ended March 31, 2024, compared to approximately €4 million for the three months ended March 31, 2023.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

●	Project development costs were approximately €1.4 million for the three months ended March 31, 2024, compared to approximately €1.2 million for the three months ended March 31, 2023. The increase in project development costs is mainly due to development expenses in connection with solar projects in the USA, Italy, and Israel.

●	General and administrative expenses were approximately €1.6 million for the three months ended March 31, 2024, compared to approximately €1.4 million for the three months ended March 31, 2023. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

●	The Company’s share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.3 million for the three months ended March 31, 2024, compared to approximately €1.2 million for the three months ended March 31, 2023. The increase in share of profits of equity accounted investee was mainly due to lower financing expenses incurred by Dorad for the period as a result of the CPI indexation of loans from banks.

●	Financing expenses, net, were approximately €3.3 million for the three months ended March 31, 2024, compared to financing income of approximately €1.7 million for the three months ended March 31, 2023. The increase in financing expenses, net, was mainly attributable to expenses resulting from exchange rate differences amounted to approximately €0.5 million for the three months ended March 31, 2024, compared to income resulting from exchange rate differences of approximately €4.4 million for the three months ended March 31, 2023, an aggregate change of approximately €5.1 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 0.8% appreciation of the NIS against the euro during the three months ended March 31, 2024, compared to a 4.8% devaluation of the NIS against the euro during the three months ended March 31, 2023. The increase in financing expenses was partially offset by an increase in financing income of approximately €0.5 million in connection with derivatives and warrants in the three months ended March 31, 2024, compared to the three months ended March 31, 2023.

●	Tax benefit was approximately €0.8 million for the three months ended March 31, 2024, compared to taxes on income of approximately €1.4 million in three months ended March 31, 2023. The change in tax is mainly due to deferred tax recorded in connection with carry forward loss for which deferred tax were not previously recorded, partially offset by the decrease in electricity prices in Spain, resulting in lower taxable income of the Company’s Spanish subsidiaries.

●	Loss from discontinued operation (net of tax) was approximately €0.3 million for the three months ended March 31, 2024, compared to a profit from discontinued operation of approximately €0.2 million for the three months ended March 31, 2023.

●	Loss for the three months ended March 31, 2024 was approximately €4.9 million, compared to net profit of approximately €3.3 million for the three months ended March 31, 2023.

●	Total other comprehensive income was approximately €12 million for three months ended March 31, 2024, compared to total other comprehensive loss of approximately €26.6 million in three months ended March 31, 2023. The change in total other comprehensive loss mainly results from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive income was approximately €7.1 million for the three months ended March 31, 2024, compared to total comprehensive loss of approximately €29.9 million for the three months ended March 31, 2023.

●	EBITDA was approximately €1.6 million for the three months ended March 31, 2024, compared to approximately €4.2 million for the three months ended March 31, 2023.

●	Net cash from operating activities was approximately €1.2 million for the three months ended March 31, 2024, compared to approximately €1.8 million for the three months ended March 31, 2023.

●	On January 16, 2024, the Company issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million of its newly issued Series F Debentures, due March 31, 2030, and the Series 2 Options to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date).

On April 17, 2024, the Company issued NIS 40 million par value of the Series F Debentures in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million (approximately €9.4 million as of the issuance date), reflecting a price of NIS 0.946 per NIS 1 principal amount of the Series F Debentures. Following completion of the private placement, the aggregate outstanding par value of the Company’s Series F Debentures is NIS 210 million.

CEO Review for the First Quarter of 2024

Revenues in the first quarter of 2024 were approximately €8.2 million, compared to revenues of approximately €11.7 million in the corresponding quarter last year. Most of the decrease in revenues was due to the drop in prices in Spain, which subtracted approximately €3 million from the revenues.

Operating expenses in the first quarter of 2024 decreased by approximately €1.8 million compared to the corresponding quarter last year. Project development expenses in the first quarter of 2024 increased by approximately €0.3 million compared to the corresponding quarter last year. Project development expenses included non-recurring expenses of approximately €0.8 million. Excluding such non-recurring expenses, there was a decrease in project development expenses.

Activity in Spain:

In May 2024, the Ellomay Solar project (capacity of 28 MW) reached financial closing of project finance in the amount of €10 million for 16 years at an annual interest rate, fixed through an interest rate swap deal, of approximately 3%. After receiving the financing, the majority of the equity invested in the project was returned.

In the first quarter of 2024, the trend of a strong decrease in electricity prices in Europe continued, with the exception of Italy where prices remained stable. The decrease in electricity prices in Spain was approximately 70% compared to the corresponding quarter in 2023. The most significant decrease was in March 2024, in which prices decreased by approximately 90% compared to the corresponding quarter in 2023. The main reasons for the decrease in prices in Spain during the first quarter are the relatively warm winter by 6 to 8 degrees (Celsius) above average on the one hand and substantial rainfall that caused a sharp increase in hydroelectric power generation on the other hand, when in March alone the power generation from hydro sources jumped from 2000 GW in the corresponding month in 2023 to 4700 GW. The high output of hydroelectricity also caused a corresponding decrease in the prices of green certificates. A return to normative prices was recorded only in June 2024. In the Company’s estimation, this is an unusual event that affected the entire electricity sector in Europe.

Despite the significant drop in electricity prices in Spain, the Company’s revenues from the sale of electricity in Spain for the first quarter of 2024 did not decrease at the same rate, and stood at approximately €4.2 million, compared to revenues of approximately €7.2 million in the corresponding quarter last year. The main reason for the significant drop in electricity prices in Spain not fully impacting the Company’s revenues is that most of the electricity the Company sells in Spain is under a long-term PPA.

Activity of Dorad:

In the first quarter of 2024, the Dorad power plant recorded an increase in profit, with net profit of approximately NIS 65.6 million, an increase of approximately NIS 11.7 million compared to the corresponding quarter last year. The Dorad power station received the approval of the National Infrastructures Committee and a positive connection survey to increase the capacity by an additional 650 MW. In addition, as of July 1, 2024, the power plant will participate in the system manager’s supply tenders.

Activity in the USA:

In the USA, the development and construction activities of solar projects are progressing at a rapid pace and the construction of the first four projects, with a total capacity of approximately 49 MW, began in early 2024. Completion of construction and connection to the grid of two projects (in an aggregate capacity of approximately 27 MW) is expected by the end of 2024 and of the other two projects (in an aggregate capacity of approximately 22 MW) is expected in early 2025. Additional projects with an aggregate capacity of approximately 30-40 MW intended for construction in 2025 are under development.

Activity in Italy:

In Italy, the construction of a solar project with a capacity of approximately 18 MW (ELLO 10) has begun, and its construction is expected to be completed in September 2024, this is in addition to solar projects with a capacity of 20 MW whose construction has been completed. Of the 20 MW whose construction has been completed, 10 MW were connected to the grid in the first quarter of 2024 and another 10 MW are expected to be connected soon. Therefore, the increase in income from the sale of electricity in Italy will be reflected mainly in the second half of 2024. The construction prices of solar projects in Italy are declining from record levels of approximately €900 thousand per MW to approximately €675 thousand as of today, and the trend may continue. The Company is negotiating with the contractor for construction agreements adjusted to the new market prices. In addition to the 20 MW built and the 18 MW under construction, the Company has 467 MW of solar projects under development, of which 165 MW are ready for construction and 302 MW are in very advanced stages.

New legislation in Italy prohibits the establishment of new projects on agricultural land. This prohibition increases the value of the Company’s portfolio, which is not located on agricultural land. The Company estimates that new possibilities are emerging for obtaining a PPA in Italy, therefore it is expected that project financing will be possible more easily and at lower costs. Considering these developments, and the decrease in construction costs, the Company believes that its decision to slow down the pace of construction commencements to meet lower construction and financing costs was correct. Electricity prices in Italy maintain a stable level. Italy is the only country in Europe where no negative electricity prices were recorded. The main reason is local gas-based electricity generation, and no change is expected in the short and medium term.

Activity in Israel:

The Manara Cliff Pumped Storage Project (Company’s share is 83.34%): A project with a capacity of 156 MW, which is in advanced construction stages. The Iron Swords War, which commenced on October 7, 2023, stopped the construction work on the project. The project has protection from the state for damages and losses due to the war within the framework of the tariff regulation (covenants that support financing). The project was expected to reach commercial operation during the first half of 2027 and the continuation of the Iron Swords war will cause a delay in the date of activation. The Israeli Electricity Authority currently approved a postponement of ten months of the dates for the project. The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of Solar licenses combined with storage:

1.	The Komemiyut and Qelahim Projects: each intended for 21 solar MW and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier. Commencement of construction is planned for the first quarter of 2025.

The Company waived the rights it won in a solar / battery tender process in connection with these projects and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million and is in advanced negotiations with a local supplier for the execution of a long-term PPA.

2.	The Talmei Yosef Project: intended for 10 solar MW and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023.

3.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

The Company also has approximately 46 solar MW under preliminary planning stages.

Activity in the Netherlands:

During the first quarter of 2024, the operational improvement in the Company’s biogas plants continued and high production levels were maintained. In addition, significant progress was made in the process of obtaining the licenses to increase production by about 50% in the three plants. Increasing production will require only small investments and is expected to increase income and EBITDA. The establishment of the new government in the Netherlands enables the continuation of the legislative process mandating the obligation to mix green gas with fossil gas and the conclusion of the legislative process is expected soon. This legislation is expected to have a positive effect on the prices of green gas and the price of the accompanying green certificates.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 17 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are listed on the NYSE American and the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of photovoltaic power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by the Company) and approximately 9.95 MW of photovoltaic power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	A photovoltaic plant with installed capacity of approximately 10 MW in the Lazio Region, Italy that is ready for connection to the grid;

●	Ellomay Solar Italy Ten SRL that is construction a photovoltaic plant (18 MW) in Italy;

●	Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Fifteen SRL (10 MW) that are developing photovoltaic projects in Italy that have reached “ready to build” status; and

●	Fairfield Solar Project, LLC (13.44 MW), Malakoff Solar I, LLC (6.96 MW) and Malakoff Solar II, LLC (6.96 MW), that are constructing photovoltaic plants and Mexia Solar I, LLC (5.6 MW), Mexia Solar II, LLC (5.6 MW), and Talco Solar, LLC (10.3 MW), that are developing photovoltaic projects that have reached “ready to build” status, all in the Dallas Metropolitan area, Texas.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities in Israel and Gaza, regulatory changes, including extension of current or approval of new rules and regulations increasing the operating expenses of manufacturers of renewable energy in Spain, increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Statements of Financial Position

	March 31,	December 31,	March 31,
	2024	2023	2024
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	82,722	51,127	89,421
Short term deposits	1,045	997	1,130
Restricted cash	729	810	788
Intangible asset from green certificates	436	553	471
Trade and other receivables	12,229	11,717	13,219
Derivatives asset short-term	1,403	275	1,517
Assets of disposal groups classified as held for sale	27,959	28,297	30,223
	126,523	93,776	136,769
Non-current assets
Investment in equity accounted investee	33,354	31,772	36,055
Advances on account of investments	898	898	971
Fixed assets	421,149	407,982	455,255
Right-of-use asset	31,738	30,967	34,308
Restricted cash and deposits	16,343	17,386	17,667
Deferred tax	5,559	8,677	6,009
Long term receivables	11,164	10,446	12,068
Derivatives	20,082	10,948	21,708
	540,287	519,076	584,041

Total assets	666,810	612,852	720,810

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	9,710	9,784	10,496
Current maturities of long-term loans	5,000	5,000	5,405
Current maturities of debentures	34,478	35,200	37,270
Trade payables	9,159	5,249	9,900
Other payables	14,357	10,859	15,520
Current maturities of derivatives	-	4,643	-
Current maturities of lease liabilities	741	700	801
Liabilities of disposal groups classified as held for sale	17,409	17,142	18,819
	90,854	88,577	98,211
Non-current liabilities
Long-term lease liabilities	24,488	23,680	26,471
Long-term bank loans	238,999	237,781	258,354
Other long-term loans	28,618	29,373	30,936
Debentures	144,633	104,887	156,346
Deferred tax	2,588	2,516	2,798
Other long-term liabilities	4,379	939	4,734
	443,705	399,176	479,639
Total liabilities	534,559	487,753	577,850
Equity
Share capital	25,613	25,613	27,687
Share premium	86,189	86,159	93,169
Treasury shares	(1,736)	(1,736)	(1,877)
Transaction reserve with non-controlling Interests	5,697	5,697	6,158
Reserves	10,955	4,299	11,842
Accumulated deficit	(8,650)	(5,037)	(9,351)
Total equity attributed to shareholders of the Company	118,068	114,995	127,628
Non-Controlling Interest	14,183	10,104	15,332
Total equity	132,251	125,099	142,960
Total liabilities and equity	666,810	612,852	720,810

*	Convenience translation into US$ (exchange rate as at March 31, 2024: euro 1 = US$ 1.081)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2024	**2023	2023	2024
	Unaudited		Audited	Unaudited
	€ in thousands (except per share data)			Convenience Translation into US$*

Revenues	8,243	11,733	48,834	8,911
Operating expenses	(4,563)	(6,368)	(22,861)	(4,933)
Depreciation and amortization expenses	(4,055)	(3,995)	(16,012)	(4,383)
Gross profit (loss)	(375)	1,370	9,961	(405)

Project development costs	(1,415)	(1,164)	(4,465)	(1,530)
General and administrative expenses	(1,620)	(1,433)	(5,283)	(1,751)
Share of profits of equity accounted investee	1,286	1,178	4,320	1,390
Operating profit (loss)	(2,124)	(49)	4,533	(2,296)

Financing income	631	4,747	8,747	682
Financing income in connection with derivatives and warrants, net	536	86	251	579
Financing expenses in connection with projects finance	(1,501)	(1,544)	(6,077)	(1,623)
Financing expenses in connection with debentures	(1,711)	(828)	(3,876)	(1,850)
Interest expenses on minority shareholder loan	(554)	(465)	(2,014)	(599)
Other financing expenses	(713)	(267)	(588)	(771)
Financing income (expenses), net	(3,312)	1,729	(3,557)	(3,582)
Profit (loss) before taxes on income	(5,436)	1,680	976	(5,878)
Tax benefit	828	1,352	1,436	895
Profit (loss) from continuing operations	(4,608)	3,032	2,412	(4,983)
Profit (loss) from discontinued operation (net of tax)	(312)	242	(1,787)	(337)
Profit (loss) for the period	(4,920)	3,274	625	(5,320)
Profit (loss) attributable to:
Owners of the Company	(3,613)	4,081	2,219	(3,906)
Non-controlling interests	(1,307)	(807)	(1,594)	(1,414)
Profit (loss) for the period	(4,920)	3,274	625	(5,320)

Other comprehensive income items
That after initial recognition in comprehensive income were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	1,124	(5,550)	(7,949)	1,215
Effective portion of change in fair value of cash flow hedges	10,461	34,405	39,431	11,308
Net change in fair value of cash flow hedges transferred to profit or loss	457	(2,231)	9,794	494
Total other comprehensive income	12,042	26,624	41,276	13,017

Total other comprehensive income attributable to:
Owners of the Company	6,656	11,015	16,931	7,195
Non-controlling interests	5,386	15,609	24,345	5,822
Total other comprehensive income	12,042	26,624	41,276	13,017
Total comprehensive income for the period	7,122	29,898	41,901	7,697

Total comprehensive income for the period attributable to:
Owners of the Company	3,043	15,096	19,150	3,289
Non-controlling interests	4,079	14,802	22,751	4,408
Total comprehensive income for the period	7,122	29,898	41,901	7,697

*	Convenience translation into US$ (exchange rate as at March 31, 2024: euro 1 = US$ 1.081)
**	The results of the Talmei Yosef solar plant have been reclassified as a discontinued operation and the results for these periods have been adjusted accordingly.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (Loss) (con’t)

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2024	2023	2023	2024
	Unaudited		Audited	Unaudited
	€ in thousands (except per share data)			Convenience Translation into US$*

Basic profit (loss) per share	(0.28)	0.27	0.17	(0.31)
Diluted profit (loss) per share	(0.28)	0.27	0.17	(0.31)

Basic profit (loss) per share continuing operations	(0.31)	0.25	0.31	(0.34)
Diluted profit (loss) per share continuing operations	(0.31)	0.25	0.31	(0.34)

Basic profit (loss) per share discontinued operation	(0.02)	0.02	(0.14)	(0.02)
Diluted profit (loss) per share discontinued operation	(0.02)	0.02	(0.14)	(0.02)

*	Convenience translation into US$ (exchange rate as at March 31, 2023: euro 1 = US$ 1.081)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the three months ended March 31, 2024 (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the period	-	-	(3,613)	-	-	-	-	(3,613)	(1,307)	(4,920)
Other comprehensive income for the period	-	-	-	-	1,088	5,568	-	6,656	5,386	12,042
Total comprehensive income for the period	-	-	(3,613)	-	1,088	5,568	-	3,043	4,079	7,122
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	30	-	-	-	-	-	30	-	30
Balance as at March 31, 2024	25,613	86,189	(8,650)	(1,736)	1,473	9,482	5,697	118,068	14,183	132,251

For the three months
ended March 31, 2023 (unaudited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit for the period	-	-	4,081	-	-	-	-	4,081	(807)	3,274
Other comprehensive income for the period	-	-	-	-	(5,292)	16,307	-	11,015	15,609	26,624
Total comprehensive income for the period	-	-	4,081	-	(5,292)	16,307	-	15,096	14,802	29,898
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	31	-	-	-	-	-	31	-	31
Balance as at March 31, 2023	25,613	86,069	(3,175)	(1,736)	2,678	(4,295)	5,697	110,851	2,155	113,006

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023 (audited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive income for the year	-	-	-	-	(7,585)	24,516	-	16,931	24,345	41,276
Total comprehensive income for the year	-	-	2,219	-	(7,585)	24,516	-	19,150	22,751	41,901
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (exchange rate as at March 31, 2024: euro 1 = US$ 1.081)
For the three months ended March 31, 2024 (unaudited):
Balance as at January 1, 2024	27,687	93,137	(5,445)	(1,877)	416	4,231	6,158	124,307	10,924	135,231
Loss for the period	-	-	(3,906)	-	-	-	-	(3,906)	(1,414)	(5,320)
Other comprehensive income for the period	-	-	-	-	1,176	6,019	-	7,195	5,822	13,017
Total comprehensive income for the period	-	-	(3,906)	-	1,176	6,019	-	3,289	4,408	7,697
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	32	-	-	-	-	-	32	-	32
Balance as at March 31, 2024	27,687	93,169	(9,351)	(1,877)	1,592	10,250	6,158	127,628	15,332	142,960

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2024	2023	2023	2024
	Unaudited		Audited	Unaudited
	€ in thousands		Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(4,920)	3,274	625	(5,320)
Adjustments for:
Financing expenses (income), net	3,167	(2,023)	3,034	3,425
Impairment losses on assets of disposal groups classified as held-for-sale	601	-	2,565	650
Depreciation and amortization	4,084	4,115	16,473	4,414
Share-based payment transactions	30	31	121	32
Share of profit of equity accounted investees	(1,286)	(1,178)	(4,320)	(1,390)
Payment of interest on loan from an equity accounted investee	-	-	1,501	-
Change in trade receivables and other receivables	(2,342)	(1,373)	(302)	(2,532)
Change in other assets	-	(120)	(681)	-
Change in receivables from concessions project	315	257	1,778	341
Change in trade payables	(68)	(876)	(45)	(74)
Change in other payables	2,796	1,417	(2,235)	3,022
Income tax benefit	(805)	(1,256)	(1,852)	(870)
Income taxes refund (paid)	564	-	(912)	610
Interest received	907	493	2,936	980
Interest paid	(1,892)	(923)	(10,082)	(2,045)
	6,071	(1,436)	7,979	6,563
Net cash from operating activities	1,151	1,838	8,604	1,243

Cash flows from investing activities
Acquisition of fixed assets	(9,020)	(13,331)	(58,848)	(9,750)
Interest paid capitalized to fixed assets	-	-	(2,283)	-
Repayment of loan to an equity accounted investee	-	-	1,324	-
Loan to an equity accounted investee	-	(60)	(128)	-
Advances on account of investments	-	(382)	(421)	-
Proceeds from advances on account of investments	-	-	2,218	-
Proceeds in marketable securities	-	2,837	2,837	-
Investment in settlement of derivatives, net	14	-	-	15
Proceed from restricted cash, net	1,153	893	840	1,246
Investment in short-term deposits	(28)	(21,945)	(1,092)	(30)
Net cash used in investing activities	(7,881)	(31,988)	(55,553)	(8,519)

Cash flows from financing activities
Issuance of warrants	3,735	-	-	4,037
Cost associated with long term loans	(638)	(315)	(1,877)	(690)
Payment of principal of lease liabilities	(299)	(200)	(1,156)	(323)
Proceeds from long-term loans	380	764	32,157	411
Repayment of long-term loans	(2,357)	(686)	(12,736)	(2,548)
Repayment of debentures	-	-	(17,763)	-
Proceeds from issuance of debentures, net	36,450	55,808	55,808	39,402
Net cash from financing activities	37,271	55,371	54,433	40,289

Effect of exchange rate fluctuations on cash and cash equivalents	1,667	(1,942)	(2,387)	1,804
Increase in cash and cash equivalents	32,208	23,279	5,097	34,817
Cash and cash equivalents at the beginning of year	51,555	46,458	46,458	55,730
Cash from disposal groups classified as held-for-sale	(1,041)	-	(428)	(1,125)
Cash and cash equivalents at the end of the period	82,722	69,737	51,127	89,422

*	Convenience translation into US$ (exchange rate as at March 31, 2024: euro 1 = US$ 1.081)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments

	Italy	Spain			USA	Netherlands	Israel			Total
		Subsidized	28 MV							reportable		Total
	PV	Plants	PV	Talasol	PV	Biogas	Dorad	Manara	PV*	segments	Reconciliations	consolidated
	For the three months ended March 31, 2024
	€ in thousands

Revenues	71	740	245	3,180	-	4,007	14,392	-	288	22,923	(14,680)	8,243
Operating expenses	-	(131)	(218)	(912)	-	(3,302)	(10,290)	-	(83)	(14,936)	10,373	(4,563)
Depreciation expenses	-	(229)	(237)	(2,871)	-	(712)	(1,308)	-	(29)	(5,386)	1,331	(4,055)
Gross profit (loss)	71	380	(210)	(603)	-	(7)	2,794	-	176	2,601	(2,976)	(375)

Adjusted gross profit (loss)	71	380	(210)	(603)	-	(7)	2,794	-	(1,454)	971	(1,346)	(375)
Project development costs												(1,415)
General and administrative expenses												(1,620)
Share of loss of equity accounted investee												1,286
Operating profit												(2,124)
Financing income												631
Financing income in connection with derivatives and warrants, net												536
Financing expenses in connection with projects finance												(1,501)
Financing expenses in connection with debentures												(1,711)
Interest expenses on minority shareholder loan												(554)
Other financing expenses												(713)
Financing expenses, net												(3,312)
Loss before taxes on income												(5,436)

Segment assets as at March 31, 2024	46,213	13,289	18,455	233,200	15,647	31,105	100,514	174,819	27,959	661,201	5,609	666,810

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA

	For the three months ended March 31,		For the year ended December 31,	For the three months ended March 31,
	2024	**2023	2023	2024
	€ in thousands			Convenience Translation into US$*
Net profit (loss) for the period	(4,920)	3,274	625	(5,320)
Financing expenses (income), net	3,312	(1,729)	3,557	3,582
Tax benefit	(828)	(1,352)	(1,436)	(895)
Depreciation and amortization expenses	4,055	3,995	16,012	4,383
EBITDA	1,619	4,188	18,758	1,750

*	Convenience translation into US$ (exchange rate as at March 31, 2024: euro 1 = US$ 1.081)
**	The results of the Talmei Yosef PV Plant have been reclassified as a discontinued operation and the results for these periods have been adjusted accordingly.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E and Series F Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 7, 2023, and below.

Net Financial Debt

As of March 31, 2024, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €102.5 million (consisting of approximately €300.22 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €186.33 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021), the Series E Secured Debentures issuance (in February 2023) and the Series F Debentures issuance (in January 2024)), net of approximately €83.8 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €300.24 million of project finance and related hedging transactions of the Company’s subsidiaries).

[2]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.7 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.
[3]	The amount of the debentures provided above includes an amount of approximately €1.6 million associated costs, which was capitalized and therefore offset from the debentures amount that is recorded in the Company’s balance sheet.
[4]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (con’t)

Information for the Company’s Series C Debenture Holders.

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of March 31, 2024, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €117.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA5, was 5.5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended March 31, 2024:

For the four-quarter period ended March 31, 2024
Unaudited
€ in thousands
Loss for the period	(7,569)
Financing expenses, net	8,892
Tax benefit	(1,008)
Depreciation and amortization expenses	15,952
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,331
Adjusted EBITDA as defined the Series C Deed of Trust	18,718

[5]	The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (con’t)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of March 31, 2024, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €117.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA6 was 5.5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended March 31, 2024:

For the four-quarter period ended March 31, 2024
Unaudited
€ in thousands
Loss for the period	(7,569)
Financing expenses, net	8,892
Tax benefit	(1,008)
Depreciation and amortization expenses	15,952
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,331
Adjusted EBITDA as defined the Series D Deed of Trust	18,718

[6]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (con’t)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of March 31, 2024, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €117.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.7%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 5.5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended March 31, 2024:

For the four-quarter period ended March 31, 2024
Unaudited
€ in thousands
Loss for the period	(7,569)
Financing expenses, net	8,892
Tax benefit	(1,008)
Depreciation and amortization expenses	15,952
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,331
Adjusted EBITDA as defined the Series E Deed of Trust	18,718

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of March 31, 2024, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €33.4 million (approximately NIS132.7 million based on the exchange rate as of such date).

[7]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (con’t)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of March 31, 2024, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €116.2 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 46.9%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 5.5.

The following is a reconciliation between the Company’s profit and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended March 31, 2024:

For the four-quarter period ended March 31, 2024
Unaudited
€ in thousands
Loss for the period	(7,569)
Financing expenses, net	8,892
Tax benefit	(1,008)
Depreciation and amortization expenses	15,952
Share-based payments	120
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	2,331
Adjusted EBITDA as defined the Series F Deed of Trust	18,718

[8]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”